UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                     For the date of 27 October, 2005

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


FOR IMMEDIATE RELEASE                                           27 OCTOBER, 2005



                 ALLIED IRISH BANKS, P.L.C. ISSUES CALL NOTICE


Allied Irish Banks, p.l.c ("AIB") (NYSE:AIB) has issued a Call Notice to the Paying Agent, JP Morgan Chase, to arrange for the redemption at PAR of the following debt security.


Issue title:     US$ 100,000,000 Undated Floating Rate Notes

Issue date:      20 November 1984

Listing:         London & Ireland

Payment date:    Next semi-annual interest roll-over date, being 30 November
                 2005

Payment:         at PAR plus accrued interest



                                     -ENDS-

For further information please contact:

Duncan Farquhar                                Alan Kelly
Chief Dealer, Funding                          Head of Group Investor Relations
AIB Capital Markets                            AIB Group
I.F.S.C.                                       Bankcentre
Dublin 1                                       Dublin 4
Tel: +353-1-6417811                            Tel: +353-1-6600311 ext. 12162
Email: bond.issues@aib.ie






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date 27 October, 2005                          By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.